EXHIBIT (c)(v)

Announcement entitled

“Queensland Treasury Corporation reduces its forecast borrowing program by AUD1.4 billion”.

Queensland Treasury Corporation reduces its forecast borrowing program by AUD1.4 billion

Following the Queensland Government’s Mid-Year Fiscal and Economic Review announcement yesterday, Queensland Treasury Corporation (QTC) is reducing its previously published AUD7.3 billion 2016-17 indicative term debt borrowing program by AUD1.4 billion to AUD5.9 billion.

The reduced 2016-17 indicative borrowing program reflects the Queensland Government’s reduced borrowing requirements as a result of an increase in royalty revenues compared with the June 2016-17 State Budget release forecasts.

To date, QTC has raised AUD4.1 billion toward the AUD5.9 billion term debt requirement, leaving AUD1.8 billion to raise before 30 June 2017.

Indicative 2016-17 term debt borrowing program

	2016-17 MID-YEAR AUD M1	2016-17 BUDGET AUD M [1]
New money
State (includes general government and government-owned corporations)	(200)	1,200
Local government and other entities[2]	700	700
Total new money	500	1,900

Net term debt refinancing	5,400	5,400

Total term debt requirement	5,900	7,300

1 Numbers are rounded to the nearest $100 million.

2 Other entities include: universities, grammar schools, retail water entities and water boards.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2016-17 funding strategy

∎	QTC’s AUD benchmark bonds will remain the principal source of funding to complete the 2016-17 borrowing program.

∎	QTC will continue to:

-	issue term debt combined with targeted consolidations of shorter maturities to smooth and extend our maturity profile

-	monitor the market for opportunities to issue non-benchmark term debt instruments, and

-	maintain a minimum of approximately AUD5 billion of short-term debt outstandings.

∎	QTC’s funding activity will be subject to market conditions and client requirements.

Next review of borrowing requirements

QTC will announce its 2017-18 borrowing program following the release of the 2017-18 Queensland State Budget.

Enquiries

Kate Scott, Principal, Corporate Affairs & Governance Ph: +61 7 3842 4701 / +61 438 389 092

Grant Bush, Deputy Chief Executive & Managing Director, Funding & Markets Ph: +61 7 3842 4890 / +61 407 008 296

LEGAL NOTICE: This announcement (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)) without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws. This announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.

ENDS